FORM 11-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



 [X]ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
                                      1934

For the fiscal year ended December 31, 2003

                                       OR


 [ ]TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
                                    OF 1934
     [NO FEE REQUIRED]

For the transition period from .........to.........

Commission Title Number 1-10689

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

            THE LIZ CLAIBORNE 401(k) SAVINGS AND PROFIT SHARING PLAN



B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               LIZ CLAIBORNE, INC.
                                  1441 BROADWAY
                            NEW YORK, NEW YORK 10018

                        FINANCIAL STATEMENTS AND EXHIBITS


FINANCIAL STATEMENTS
--------------------

See Index to Financial Statements and Schedule and the accompanying Financial Statements.

EXHIBITS
--------

10(a) The Liz Claiborne 401(k) Savings and Profit Sharing Plan, as amended and restated is incorporated herein by reference from Exhibit 10(g) to the Company's Annual Report on Form 10-K for the fiscal year ended December 28, 2002.

10(b) First Amendment to the Liz Claiborne 401(k) Savings and Profit Sharing Plan is incorporated herein by reference from Exhibit 10(e)(i) to the Company's Annual Report on Form 10-K for the fiscal year ended January 3, 2004 (the "2003 Annual Report").

10(c) Second Amendment to the Liz Claiborne 401(k) Savings and Profit Sharing Plan is incorporated herein by reference from Exhibit 10(e)(ii) to the Company's 2003 Annual Report.

10(d) Third Amendment to the Liz Claiborne 401(k) Savings and Profit Sharing Plan is incorporated herein by reference from Exhibit 10(e)(iii) to the Company's 2003 Annual Report.

10(e) Trust Agreement dated as of October 1, 2003 between Liz Claiborne, Inc. and Fidelity Management Trust Company is incorporated herein by reference from Exhibit 10(e)(iv) to the Company's 2003 Annual Report.

23.1*     Consent of Independent Public Accountants.


*Filed herewith.

                                    SIGNATURE
                                    ---------

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed by the undersigned hereunto duly authorized.







                      THE LIZ CLAIBORNE 401(k) SAVINGS AND PROFIT SHARING PLAN
                      --------------------------------------------------------
                                          (Name of Plan)



                                      By  /s/ Michael Scarpa
                                          --------------------------------------
                                          Michael Scarpa
                                          Member of Administrative Committee

                                          June 28, 2004

            THE LIZ CLAIBORNE 401(k) SAVINGS AND PROFIT SHARING PLAN

                                    FORM 11-K

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003

                                      INDEX
--------------------------------------------------------------------------------


                                                                            Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                       1

FINANCIAL STATEMENTS:

   Statements of Net Assets Available as of December 31, 2003 and 2002        2

   Statement of Changes in Net Assets Available for the Year Ended
     December 31, 2003                                                        3

   Notes to Financial Statements                                             4-9

SUPPLEMENTAL SCHEDULE:

   Form 5500, Schedule H, Part IV, Line 4i--Schedule of Assets Held
     (At End of Year) as of December 31, 2003                                10

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

EXHIBITS:                                                                    11

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


Administrative Committee of
The Liz Claiborne 401(k) Savings and Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of the Liz Claiborne 401(k) Savings and Profit Sharing Plan (the "Plan") as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003 . These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in its net assets available for benefits for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of Schedule of Assets Held (at End of Year) as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ Deloitte & Touche LLP
June 17, 2004

THE LIZ CLAIBORNE 401(K) SAVINGS AND PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2003 AND 2002
--------------------------------------------------------------------------------

                                                        2003            2002

INVESTMENTS--At fair value                          $184,069,500    $137,468,893
                                                    ------------    ------------

RECEIVABLES:
  Employer's contributions                             5,462,755       6,255,094
  Participants' contributions                               -            463,910
  Dividends and interest                                     444           9,059
                                                    ------------    ------------

           Total receivables                           5,463,199       6,728,063
                                                    ------------    ------------

NET ASSETS AVAILABLE FOR BENEFITS                   $189,532,699    $144,196,956
                                                    ============    ============


See notes to financial statements.

THE LIZ CLAIBORNE 401(k) SAVINGS AND PROFIT SHARING PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------


ADDITIONS:
  Additions to net assets attributed to:
    Investment income:
      Interest                                                      $    544,440
      Dividends                                                        1,950,632
      Net appreciation in fair value of investments                   22,836,102
                                                                    ------------

        Net investment income                                         25,331,174

    Contributions:
      Employer                                                         9,427,631
      Participants                                                    12,788,835
                                                                    ------------

                                                                      22,216,466
                                                                    ------------

        Total additions                                               47,547,640

DEDUCTIONS:
  Deductions from net assets attributed to:
    Benefits paid to participants                                     15,590,730
                                                                    ------------

INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS                         31,956,910

      Transfer from merged plans                                      13,378,833
                                                                    ------------
                                                                      45,335,743

NET ASSETS AVAILABLE FOR BENEFITS--
  Beginning of year                                                  144,196,956
                                                                    ------------

  End of year                                                       $189,532,699
                                                                    ============


See notes to financial statements.

THE LIZ CLAIBORNE 401(k) SAVINGS AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2003 AND 2002 AND FOR THE YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------

1.   DESCRIPTION OF THE PLAN

     The following description of The Liz Claiborne 401(k) Savings and Profit Sharing Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

     General--The Liz Claiborne 401(k) Savings and Profit Sharing Plan, as amended, was adopted by Liz Claiborne, Inc. (the "Company") effective April 1, 2000. The Plan has since been amended and restated effective January 1, 2002. An administrative committee (the "Administrative Committee") has been appointed by the Board of Directors of the Company to supervise the administrative and investment operations of the Plan. The Plan is a defined contribution plan subject to the reporting and disclosure requirements, participation and vesting standards, and fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

     The provisions of the Plan comply with the requirements of ERISA. Employees of the Company and certain of its majority-owned subsidiaries who are not covered by certain collective bargaining agreements (the "Employees") become eligible to make elective deferrals upon attainment of age 21 and, for full-time employees, completion of six months of service and for part-time employees, completion of one-year of Eligibility Service.

     Effective January 1, 2002, full-time employees are eligible to receive an employer-matching contribution upon completion of six months of service and part-time employees are eligible to receive such contributions after completion of one-year of Eligibility Service. Full-time and part-time employees are eligible to receive a profit-sharing contribution after completion of one year of Eligibility Service. The Plan's entry date is the first day of the month coincident with or next following satisfaction of the eligibility criteria.

     Effective April 1, 2000, there is an automatic enrollment into the Plan. Employees who meet the eligibility conditions of the Plan, and are not currently participating in the Plan, will be automatically enrolled for a 3% Tax-Saver contribution. Employees have the opportunity to waive the automatic enrollment election prior to any Plan contribution deducted from their pay.

     As of January 1, 2003, the Plan assets of Ellen Tracy merged into the Liz Claiborne Plan. This resulted in an increase in plan assets of $13,378,833.

     Plan Amendment - Change in Trustee-- Effective October 1, 2003, the Company changed the trustee and record keeper for the Plan from American Express Retirement Services to Fidelity Investments. A gradual blackout period began on September 9th and continued until October 19th, during which 4 weeks of this time, participants were restricted from having any distributions or fund exchange requests.

     Contributions--Effective January 1, 2003, participants who are not highly compensated may contribute amounts ranging from 1% to 50% of pretax annual compensation, as defined in the Plan. The participants who are highly compensated may contribute amounts ranging from 1% to 8% of pretax annual compensation. Participants' contributions are made at the option of each employee, except that certain participants may be restricted as to the amount of the contribution pursuant to the provisions of the Internal Revenue Code, as amended (the "Code"). The Company makes a contribution matching an amount equal to 50% of each participant's contributions up to 6% of the participant's compensation. Additionally, the Company makes profit sharing contributions from its current or accumulated earnings in the amount determined by an annual resolution of the Board of Directors. Profit sharing contributions for the plan year ended December 31, 2003 were 3% of participants' eligible salaries, as defined. Participants direct the investment of all contributions into various investment options offered by the Plan. The Plan currently offers several mutual funds, a Company stock fund and a self-directed brokerage account as investment options for participants.

     Participant Accounts--Each participant's account is credited with the participant's and Company's contribution as well as an allocation of the Plan's earnings. The allocation is based on participants' compensation, as defined in the Plan document.

     Vesting--Participants' elective deferrals are immediately vested. Participants become vested in their Company matching and profit sharing contributions accounts based on their number of years of service with the Company. The vesting schedule is as follows:

     All participant matching contributions and the profit sharing contributions for participants hired prior to January 1, 1997:

       Years of Service                                               Vested
       with the Company                                              Percentage

       Less than 2                                                        0%
       2                                                                 20%
       3                                                                 40%
       4                                                                 60%
       5                                                                 80%
       6 or more                                                        100%

     The profit sharing contributions for participants hired on or after January 1, 1997:

                                                                      Vested
       Years of Service with the Company                            Percentage

       Less than 5                                                        0%
       5                                                                100%

     Participants' interest in their accounts is fully vested and nonforfeitable in the event of death, disability or retirement at or after normal retirement date (age 65).

     Investment Options--During 2003, participants were able to direct employee deferrals and Company contributions into any of 17 investment options, including the Company stock fund, in no less than 5% increments. The Plan Trustee buys shares of Liz Claiborne, Inc. common stock at current market prices on the New York Stock Exchange for the Company stock fund. This fund's investment goal is to provide participants with a way to invest in Liz Claiborne, Inc. The Company's contributions to the Company stock fund may be made directly to the Plan in shares of Liz Claiborne, Inc. common stock (Note 4).

     The Company also offers a self-directed brokerage account which allows participants to invest in other mutual funds. Initially a $3,000 minimum deposit is required to open an account, which must be transferred from current account balances in the Plan. Deferrals may not be deposited directly into the self-directed account and direct withdrawals and loans are prohibited.

     Participant Loans--Active participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of the account balances, whichever is less. The loans are secured by the balance in the participant's account and bear interest at the prime rate plus 1%. In 2003, the rates ranged between 5.25% and 11.50%. Principal and interest is paid ratably through payroll deductions not to exceed 5 years.

     Effective April 1, 2000, loans were limited to one outstanding at any time. Existing loans were grandfathered, however, new loans will not be allowed until all outstanding loans are paid in full.

     Payment of Benefits--Upon termination of employment, the value of a participant's vested account is payable in stock of the Company, or in cash, or the participant may elect to roll the balance to an IRA or a future employer's plan. At the participant's election, such distribution may be requested immediately. Alternatively, (i) if the balance is less than $5,000, a distribution will be processed as soon as practicable after the participant's termination of employment, or (ii) if the account balance is in excess of $5,000, payments can be requested in either a lump-sum or monthly, quarterly, semiannual or annual installments for a period not to exceed the participant's life or the lives of the participant and his/her beneficiary.

     As allowed under Internal Revenue Service rules, participants may withdraw funds from their account while employed if needed to satisfy an immediate and heavy financial need. Any amount withdrawn will be subject to income taxes and may be subject to an additional tax based on early withdrawal. For hardship withdrawals taken prior to January 1, 2002, a 12-month suspension from contributing to the Plan is required. For hardship withdrawals taken after January 1, 2002, a 6-month suspension is required.

     Forfeited Accounts--At December 31, 2003, forfeited non-vested account balances totaled $905,022. This amount will be used to reduce future Company contributions, pursuant to the Plan Document. Also, in 2003, employer contributions were reduced by $842,670 for 2002 forfeitures.


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Accounting--The accompanying financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America.

     Investment Valuation and Income Recognition--The Plan's investments are stated at market value. Shares of mutual funds and common collective trusts are valued at the net asset value of shares held by the Plan at year-end. Security transactions are recorded on a settlement date basis. The difference resulting from the recording of transactions between trade date and settlement date was not significant to the Plan's financial statements. Dividend income is recorded at the ex-dividend date. Income from other investments is recorded as earned on an accrual basis. Realized and unrealized gains and losses on plan assets are determined based on the value of the assets at the beginning of the plan year or at the time of purchase during the year.

     Payment of Benefits--Benefit payments are recorded when paid. Amounts allocated to accounts of persons who have elected to withdraw from the plan but have not yet been paid were $0 and $2,956 at December 31, 2003 and 2002, respectively.

     Administrative Costs--The Company pays all administrative expenses incurred by the Plan as provided in the Plan document.

     Use of Estimates--The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

     Risks and Uncertainties--Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in such risk factors could materially affect participant account balances and the amount reported on the statement of net assets available for plan benefits and changes therein.


3.   INVESTMENTS

     The market value of individual investments that represent 5% or more of the Plan's total net assets available for plan benefits as of December 31, 2003 and 2002 was as follows:

                                                     2003            2002
       Managed Income Port Class II             $ 14,871,451    $          -
       Alger Midcap Growth I                      12,190,252               -
       American Growth of America R4              18,937,834               -
       *Fidelity Freedom 2010                     24,545,007               -
       Spartan US Equity Index                    26,160,801               -
       *Fidelity US Bond Index                    19,820,605               -
       *Liz Claiborne, Inc. Common Stock          17,145,517      13,399,695
       *American Express Trust Income II          22,649,357      29,491,471
       *American Express Horizon Medium-Term               -      22,619,666
       *American Express Trust Equity Index I              -      20,003,017
       *AXP Selective Fund                                 -      14,507,340
       *AXP New Dimensions                                 -      14,236,481


       *Permitted party-in-interest

     During 2003, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $ 22,836,102, as follows:

                                                                    2003

       Net appreciation in market value:
         Common collective trusts                              $  6,356,322
         Mutual funds                                            13,009,857
         Self-directed brokerage account                            574,021
         Liz Claiborne, Inc. Common Stock                         2,895,902
                                                               ------------

                                                               $ 22,836,102
                                                               ============


4.   RELATED PARTY TRANSACTIONS

     The members of the Plan's Administrative Committee currently serve in the following respective Company positions: Chairman of the Board and Chief Executive Officer; Senior Vice President and Chief Financial Officer; Vice President, Treasury and Investor Relations and Treasurer; and Vice President, Cash and Risk Management.

     The Company is also a party-in-interest to the Plan under the definition provided in Section 3(14) of ERISA. Therefore, Liz Claiborne, Inc.'s Common Stock transactions qualify as party-in-interest transactions.

     Certain plan investments are mutual funds and common collective trusts managed by Fidelity Trust Company and American Express Retirement Services. Effective October 1, 2003, Fidelity Investments is the new trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

     At December 31, 2003 and 2002, the Plan held 483,517 and 451,929 shares, respectively, of common stock of Liz Claiborne, Inc., the sponsoring employer, with a cost basis of $10,954,066 and $9,290,067, respectively. During the year ended December 31, 2003, the Plan recorded dividend income of $82,103 from the common stock of Liz Claiborne, Inc.

5.   PLAN TERMINATION

     The Plan may be terminated at any time at the Company's sole discretion subject to the provisions of ERISA. Upon termination, contributions by the Company and participants cease and all Company contributions that had been credited to each participant's account would fully vest. At this time, management has no intention of terminating the Plan.

6.   FEDERAL INCOME TAX STATUS

     The Internal Revenue Service has determined and informed the Company by letter dated June 13, 2003 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter, however, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

7.   SUBSEQUENT EVENT

     Effective January 1, 2004, the Juicy Inc. Profit Sharing Plan and the Juicy Inc. 401(k) Savings Plan were merged into the Plan, as a result of the Company's acquisition of Juicy, Inc. during 2003. The merger resulted in the transfer of $847,302 of net assets into the Plan on January 1, 2004.

                                     ******

                                                                     Plan#:  002
                                                                 EIN: 13-2842791

THE LIZ CLAIBORNE 401(k) SAVINGS AND PROFIT SHARING PLAN

SCHEDULE OF ASSETS HELD (AT END OF YEAR)
FORM 5500, SCHEDULE H, PART IV, LINE 4i
DECEMBER 31, 2003
--------------------------------------------------------------------------------

           Identity of Issuer, Borrower,                      Investment      Market Price     Current Value
              Lessor, or Similar Party                        Description

Brokerage Link Fund                                           Mutual Fund          N/A         $   3,573,138
American Express Income Fund II                               Mutual Fund        $  1.00          22,649,357
Manged Income Port II Class I                                 Mutual Fund        $  1.00          14,871,451
Alger Midcap Growth                                           Mutual Fund        $ 15.28          12,190,252
Oakmark Fund I                                                Mutual Fund        $ 37.54           5,430,888
Royce Total Return                                            Mutual Fund        $ 10.69           4,540,317
MSI Intl. Equity                                              Mutual Fund        $ 18.95           9,078,217
American Growth of America R4                                 Mutual Fund        $ 24.45          18,937,834
Liz Claiborne Common Stock (539320101)                       Common Stock        $ 35.46          17,145,517
*Fid Freedom Income                                           Mutual Fund        $ 11.09              62,006
*Fid Freedom 2000                                             Mutual Fund        $ 11.78             459,717
*Fid Freedom 2010                                             Mutual Fund        $ 13.02          24,545,007
*Fid Freedom 2020                                             Mutual Fund        $ 13.02             599,568
*Fid Freedom 2030                                             Mutual Fund        $ 12.95             773,510
*Fid Freedom 2040                                             Mutual Fund        $  7.56             105,539
Spartan US Index                                              Mutual Fund        $ 39.41          26,160,801
*Fidelity US Bond Index                                       Mutual Fund        $ 11.19          19,820,605

Loans to Participants at interest rates ranging from
5.25%-11.5% and maturity dates to January 15, 2009                                                 3,125,776
                                                                                               -------------

Total investments at fair value                                                                $ 184,069,500
                                                                                               =============


* Represents a party in interest to the Plan.

                                 EXHIBIT INDEX
                                 -------------

Exhibit
Number    Description
-----     -----------

10(a) The Liz Claiborne 401(k) Savings and Profit Sharing Plan, as amended and restated is incorporated herein by reference from Exhibit 10(g) to the Company's Annual Report on Form 10-K for the fiscal year ended December 28, 2002.

10(b) First Amendment to the Liz Claiborne 401(k) Savings and Profit Sharing Plan is incorporated herein by reference from Exhibit 10(e)(i) to the Company's Annual Report on Form 10-K for the fiscal year ended January 3, 2004 (the "2003 Annual Report").

10(c) Second Amendment to the Liz Claiborne 401(k) Savings and Profit Sharing Plan is incorporated herein by reference from Exhibit 10(e)(ii) to the Company's 2003 Annual Report.

10(d) Third Amendment to the Liz Claiborne 401(k) Savings and Profit Sharing Plan is incorporated herein by reference from Exhibit 10(e)(iii) to the Company's 2003 Annual Report.

10(e) Trust Agreement dated as of October 1, 2003 between Liz Claiborne, Inc. and Fidelity Management Trust Company is incorporated herein by reference from Exhibit 10(e)(iv) to the Company's 2003 Annual Report.

23.1*     Consent of Independent Public Accountants.


*Filed herewith.